August 18, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-51371

Dear Mr. Spirgel:

We enclose for your review Lincoln Educational Services Corporation’s (the “Company”) responses to the Staff’s letter  (the “Letter”) to the Company dated July 30, 2009, relating to the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended March 31, 2009.  For convenience of reference, the comments in the Letter have been repeated below.  The exhibits and appendix discussed in this response are being provided to the Staff supplementally under a separate letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 41

1.
Comment:  We note your response to prior comment one in our letter dated June 25, 2009.  Since a quoted market price for each reporting unit is not available, please tell us why the market capitalization approach is an appropriate method under SFAS 142.  It is not appropriate to utilize your market capitalization to determine the fair value of each reporting unit under SFAS 142.  In your response, you stated that your schools are your reporting units.  Please identify the schools that are your reporting units because we note a discrepancy in the use of the word “school” within Form 10-K and also your website.  Please disclose the allocation of goodwill to each reporting unit as well as any changes for the periods presented.  Please tell us and provide the disclosures required by paragraphs 44 to 47 of SFAS 142, as applicable.

Response:  The Company wishes to clarify its previous response to the Staff on a letter dated July 17, 2009 to clarify that the Company used a multiple of EBITDA for each reporting unit and ensured that the total calculated value did not exceed the market capitalization of the Company. To the extent that a  reporting unit was in a start-up mode or was an acquisition that had recently been completed, we utilized an EBITDA forecast for those units which takes into consideration the expected results of the investments in curriculum, sales and marketing we are currently making or planning on making in that school.  In determining the fair value of our reporting units we utilized the guidance in paragraphs 23 to 25 of SFAS No. 142.

Paragraph 23 states that “fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (settled) in a current transaction between willing parties, that is, other than a forced liquidation.”  Additionally, paragraph 24 states “that if no quoted market prices are available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of other valuation techniques.” In the for-profit education sector, numerous transactions have taken place in recent years, including nine acquisitions by the Company, and the traditional and primary valuation metric is a multiple of EBITDA.

The Company further relied on paragraph 25 of SFAS 142 which states “that in estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value.”

The Company has defined its schools/campuses as its reporting units.  As of December 31, 2008, we operated 36 campuses in 17 states.  Of these 36 schools, 26 operate under the Lincoln Technical Institute and Lincoln College of Technology brand name, 5 operate under the Southwestern College brand name, 3 operate under the Euphoria Institute of Beauty Arts brand name, 1 operates under the Nashville Auto-Diesel College brand name and 1 operates under the Briarwood College brand name.

A schedule of goodwill assigned to each of the Company’s reporting units as of December 31, 2008 is being provided under separate cover as APPENDIX A.

With respect to the disclosures required by paragraphs 44 to 47 of SFAS 142 for the year ended December 31, 2008 and the quarter ended March 31, 2009, we believe substantially all of them have been included in our footnote disclosures on our Form 10-Q for the quarter ended March 31, 2009, although they might not have been as apparent for the year ended December 31, 2008.  In addition, on a prospective basis, we will provide the footnote disclosure on goodwill and other intangible assets as follows:

Intangible Assets	Net 12/31/07	Additions / Adjustments	Amortization	Net 12/31/08	Additions / Adjustments	Amortization	Net 3/31/09

Student contracts	$2,661	$348,000	$(17,161)	$333,500	$800,000	$(154,610)	$978,890

Trade name	1,270,000	-	-	1,270,000	715,010	(10,465)	1,974,545

Accreditation	306,838	1,000,000	-	1,306,838	-	-	1,306,838

Curriculum	491,925	1,300,000	(80,832)	1,711,093	700,000	(73,958)	2,337,135

Non- compete	135,597	-	(39,996)	95,601	1,500,000	(114,166)	1,481,435
	$2,207,021	$2,648,000	$(137,989)	$4,717,032	$3,715,010	$(353,199)	$8,078,843

Information required by Paragraphs 44a.1 and 44a.2 is disclosed under note 5 of our Form 10-K for the year ended December 31, 2008 and note 4 of our Form 10-Q for the quarter ended March 31, 2009.

Information required by Paragraph 44a.3 is disclosed under note 6 of our Form 10-K for the year ended December 31, 2008 and note 5 of our Form 10-Q for the quarter ended March 31, 2009.

Information required by Paragraph 44b is disclosed under note 5 of our Form 10-K for the year ended December 31, 2008 and note 4 of our Form 10-Q for the quarter ended March 31, 2009.

Paragraph 44c, is not applicable to the Company, as the Company did not acquire any research and development assets.

Information required by Paragraphs 45a, 45b and 45c is disclosed under note 6 of our Form 10-K for the year ended December 31, 2008 and note 5 of our Form 10-Q for the quarter ended March 31, 2009.

Paragraph 45 also requires the above information per paragraph 45a, 45b and 45c to be disclosed per segment if the Company reports segment information in accordance with SFAS 131.  This is not applicable as the Company operates under one reportable segment.

Paragraph 46 is not applicable as the Company did not have any impairment losses recognized during the year ended December 31, 2008 or the quarter ended March 31, 2009.

Information required by Paragraph 47a and 47b is disclosed under note 1 and 19 of our Form 10-K for the year ended December 31, 2008.   It is not applicable for the quarter ended March 31, 2009, as the Company did not have any impairment losses during the period.

Paragraph 47c is not applicable since the Company does not have any estimated recognized impairment charges.

Notes to Consolidated Financial Statements

14. Segment Reporting, page F-25

2.
Comment:  We note your response to prior comment five in our letter dated June 25, 2009.  Please identify your operating segments and tell us how they were determined.  We note that your “educational programs are designed to produce a pre-tax margin ranging from 30% to 35%.”  In addition to the analysis of paragraphs 17.a through 17.e that you have provided, please provide us with an analysis that includes historical and projected revenues, gross margins, and gross margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if margin is decreasing for one operation and increasing for another).  Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18-21 of SFAS 131, please provide us an analysis to support your position.

Please tell us how you have determined that you have similar production processes and methods to provide your education services when the educational curricula are as widely disparate as hospitality (culinary arts), automotive technology, business and information technology, skilled trades, health sciences, etc.  We would anticipate that the facilities and classrooms, methods of delivery of instructional materials and course work would vary significantly from one program to the next.  Your statement that similar administrative activities are provided is not indicative that these programs or schools are similar.

Furthermore, please provide the Staff with all reports that are provided to your chief operating decisions maker (CODM).  We further note from your response that your chief operating decision makers are your executive management team.  Please identify for us the members of your executive management team with specific reference to paragraph 12 of SFAS 131.  Also tell us why each reporting unit management is not considered a chief operating decision maker under paragraphs 12-15 of SFAS 131.

Response:

I.	Lincoln’s CODM -

On October 15, 2007, our Chairman and CEO announced that the Company was creating the Office of the CEO (Executive Committee) which would be comprised of Shaun McAlmont, President and COO, Scott Shaw, Chief Administrative Officer (CAO), Cesar Ribeiro, CFO and Dave Carney, CEO as the head of the committee. At our annual meeting of stockholder’s on April 30, 2009, Mr. McAlmont was promoted to CEO and Mr. Carney was promoted to Executive Chairman.

The CODM members meet weekly and its members each have different areas of responsibilities.  Mr. McAlmont’s responsibility is primarily operationally driven and focuses on sales and marketing; Mr. Shaw’s responsibilities are primarily strategic planning, real estate and acquisitions; Mr. Ribeiro focuses on financial aspects of our business; and Mr. Carney focuses on those aspects of the business consistent with his role as the head of the executive committee and Executive Chairman.  In this role, Mr. Carney has the final determination/judgment regarding resource allocation after taking into consideration input received from the members of the CODM.

Each of our schools is operated by an executive director, who reports to a Vice President who has overall responsibility for multiple schools.  Our Vice Presidents report to one of our two Group Presidents, who have responsibility for monitoring and assessing the operating and financial performance of the individual schools.  The two Presidents referred to above report to our CEO.

Even though reporting unit executive directors, group Vice Presidents and Group Presidents are responsible for the management of their respective units, the final decision regarding the allocation of resources is made by the CODM; and more specifically, the Executive Chairman. Accordingly, these individuals are not part of the CODM group.

II.	Reports provided to the CODM -

The members of CODM regularly review the reports identified in the table below:

Individual
Reports Reviewed Throughout the Year	Exhibit	Exe. Chair	CEO	CFO	CAO

Weekly school starts and population reports	A	✓	✓	✓	✓

Monthly consolidated reports	B	✓		✓

Monthly consolidating reports	C			✓

Quarterly consolidated reports	D	✓	✓	✓	✓

Reports Reviewed Once a Year

Annual operating budget by school and consolidated	E	✓	✓	✓	✓
( focus on revenue and EBITDA)

Annual capital expenditure budget by school and consolidated	F	✓	✓	✓	✓

The Company’s student management system only produces financial reports monthly as part of the normal month end closing process.  Thus, the Company generates no interim financial reports during the month.   Performance is assessed on a weekly basis by non-financial reports which do not contain revenue or expense information but only statistical information such as student starts and population.    These reports are generated once a week and disseminated to all members of the CODM.  Weekly start and population reports provide members of the CODM with interim business trends until financial information is available after the month end close.

Weekly school starts and population reports (EXHIBIT A)-

These reports detail actual starts and population by school as well as expected starts and projected population for the next two months and the quarter.  Reports are compiled on a weekly basis from information obtained from the individual schools.   No data is included in

these operational reports which can be used to measure financial performance.  Reports compare actual or projected start and population results to budget and prior year and provide the CODM with information to assess the performance of our sales force and our marketing investments.

Monthly consolidated reports (EXHIBIT B)-

These reports are only produced in between quarters (the report provided as EXHIBIT B was for November 2008 for such reason) and contain both financial data and population data and are provided on a monthly basis solely to the Executive Chairman and the CFO.

The financial part of the report provides monthly and year to date consolidated operating statement information which is consistent with the format of the Company’s quarterly Form 10-Q’s.  Reported information is compared to both budget and prior year.  Reports also include a variance column and all significant variances to budget and prior year are explained.  These reports are consolidated and individual school financial performance data is not presented.

The second part of the report is population data.  These non financial reports are the consolidation of all of the weekly reports discussed above, and provide detail monthly and year to date start and population information by school.  The information is compared to budget and prior year.

Monthly Consolidating Reports (EXHIBIT C) -

These are detailed line item P&L consolidating reports.  The reports consolidate our operations by legal subsidiary of the Company and were organized reflecting the direct subsidiary of the Registrant which acquired/developed the school.  Please refer to EXHIBIT G for all of our legal entities as well as a listing of which reporting units roll up into each legal entity.  Our legal entities consist of Lincoln Technical Institute, Inc. (“LTI”), Nashville Acquisition, LLC (“NADC”), Southwestern Acquisition, LLC (“SWC”), New England Acquisition, LLC (“NETI”), Euphoria Acquisition, LLC (“Euphoria”), New England Institute of Technology at Palm Beach, Inc. (“FLA”) and LCT Acquisition, LLC (“Briarwood”).  Our general ledger system was originally set-up to produce reports by legal entity.  In addition, the Company intends to merge all of its legal entities into wholly owned subsidiaries of LTI in the next 24 months.  Once that is accomplished these monthly consolidating reports will cease to exist and only consolidated LTI will subsequently be generated.  We do not allocate our resources by legal subsidiary and, therefore, these legal subsidiaries are not considered operating segments.

These consolidating reports are reviewed on a monthly basis by the CFO and compare monthly, quarterly and year to date results against budget and prior year.

Quarterly consolidated reports (EXHIBIT D)-

These reports are produced on a quarterly basis and are provided to all members of the CODM, the audit committee and the board of directors.  Reports analyze consolidated information both in SEC format and on an EBITDA format on a monthly, quarterly and year to date basis against prior year and budget.  Additionally, these reports also include quarterly and yearly P&L, balance sheet and cash flow forecasts for the company; historical, current and projected consolidated financial metrics; street estimates and expectations versus actual results; selected balance sheet data; and receivables, reserve and internal loan information. Individual school information is not reflected within these reports except in instances where a school is recently acquired.  In those instances, reports separately breakout the acquisitions to enhance the comparability of the financial information to budget and/or prior period to actual performance.  EXHIBIT D contains an illustration of this breakout in the report analyzing 12 months actual results compared to budget.  This report reflects our December, 2008 acquisition of Briarwood separately.  The Company breaks out all of our acquisitions separately for a period of one year from the acquisition date; after which, since the prior and current periods are comparable as to composition, the results are consolidated with those of the rest of the organization.

Annual operating budget by school and consolidated (EXHIBIT E) -

Our annual budget process usually starts in late August and is finalized by the end of November.  Our budget and analysis department is responsible for the budgetary process at Lincoln.  In establishing our annual budget, the budget and analysis department is provided with the goals for the upcoming year by the CODM.  These goals usually include consolidated revenue, EBITDA and net income goals.  Budget and analysis personnel are also provided with consolidated ranges of student start growth and tuition increases.  Budget and analysis personnel work with the Group Presidents, Vice Presidents and individual school Executive Directors to establish annual targets and budgets for individual schools. Subsequently, the members of CODM review the budget package to ensure that consolidated budgeted amounts are consistent with Company expectations. The CODM members do not specifically review or approve any of the individual school budgets.  The budget process is completed and approved by the CODM, and, more specifically, the Executive Chairman.  Further, the CODM does not review actual results to budget on an individual school basis.

EXHIBIT E provides an example of the Company’s consolidated operating budget as well as one for an individual school.

Annual capital expenditures by school and consolidated (EXHIBIT F)–

Resources are allocated once a year by the Company.  The CODM establishes consolidated annual capital expenditure targets. These targets have historically been established as a percentage of revenues and range from 4% to 6% for the total Company and 2.5% to 4.5% for the schools.

The CODM does not participate in the actual allocation of resources to the individual school level. Rather, the allocation of resources for capital expenditures to individual schools is performed by the Group Presidents, Vice President, school Executive Directors and participants from the corporate education and IT departments. However, similar to the budget process described above, the CODM does receive the budgeted capital expenditures on both a consolidated and individual school basis. The CODM members review the consolidated capital expenditure budget to ensure it is consistent with the Company’s goals. The CODM members do not to specifically review or approve any of the individual school capital expenditure budgets.

EXHIBIT F provides an example of the Company’s consolidated capital expenditure budget as well as one for an individual school.

III.	Identification of our Operating Segments -

Paragraph 10 of SFAS No. 131 defines an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

All of the Company’s schools meet the criteria outlined in (a) and (c) under paragraph 10 of SFAS No. 131.  Operating performance by the CODM is assessed at the consolidated level, however individual school performance data is provided to the CODM for non-financial start and population data and the allocation of the consolidated budget goals to the schools during annual budget process and recently acquired schools in the quarterly consolidated reports. As mentioned earlier, the CODM receives no individual school financial performance data (e.g. budget to actual, actual to prior year) on a periodic basis throughout the year.

IV.	Aggregation of our operating segments -

In addition to the manner in which the CODM assesses performance, we believe that we may aggregate our 36 schools into one reportable segment.  Our conclusions are based on the way we run and manage our business and on reliance under paragraph 17 of SFAS 131, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

a. The nature of the products and services;
b. The nature of the production processes;
c. The type or class of customer for their products and services;
d. The methods used to distribute their products or provide their services; and
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We previously provided the Staff on a letter dated July 17, 2009 with our rationale in the areas above as to why we believe we meet the criteria for aggregation.  The Staff has inquired as to the nature of the production processes of our operating segments and is requesting additional information to assist the Staff on understanding why we believe these schools are economically similar.  We will be providing the exhibits highlighted in the CODM table above as well as EXHIBIT H, which contains the historical revenue and margin analysis requested by the Staff, and EXHIBIT I which outlines our rationale as to why our segments have similar economic characteristics, under separate cover with our analysis and explanations.

a.	Similar economic characteristics -

For purposes of assisting the Staff in its assessment of whether all of our schools have similar economic characteristics, EXHIBIT I analyzes our schools based on where they are in their life cycle.  Please, note that this is not how the Company operates its business nor is it how we view our business. It is only being provided to explain why different schools have different margins. You will note that the reports provided to the CODM do not have any groupings by life cycle and we do not believe any such groupings would be meaningful and relevant; particularly considering that the schools are constantly moving between the various groups in the life cycle.  While we have never disclosed individual operating statistics or margins of any of our schools, we have consistently told our analysts and the investing public that all of our businesses are designed and capable of producing, the same margins over time; and that the only difference between margins is due to population or capacity utilization, and or, occupancy costs specific to a location.

We note that in Q&A 131: Segment Information: Guidance on Applying Statement 131, the response to question 8 states “that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

EXHIBIT I is being provided under separate cover and demonstrates that our schools have similar economic characteristics based on where they are in their lifecycle.  A school in the early growth phase of its lifecycle such as an acquisition or a start-up would not be expected to have similar margins as schools which are at their peak cycle or are mature.  Our expectations is that our schools are able to and will produce EBITDA margin range of 30% to 35% when they reach the mature stage and they achieve capacity utilization rates which approximate 80%; and while some of our mature schools have yet to reach this level, over the long-term our expectation is that these schools, as we introduce new programs and as capacity utilization grows, will achieve these margins.

Likewise, schools that have peaked are demonstrating EBITDA margins which we believe are not sustainable.  We would expect that over the next several years that the margins at these schools will shrink and will fall in-line with the margins demonstrated by our mature campuses.

School Executive Directors, Group Vice Presidents and Group Presidents continually evaluate school performance and recommend changes to the curriculum being delivered to improve the performance of underperforming schools.  By introducing new curricula to these schools and making additional investments in sales and marketing we have established a successful history of improving the overall performance at these schools and bringing their margins back in line over a period of several years.  As the Staff will note on the historical analysis of revenue and margin analysis by school being provided under separate cover (EXHIBIT H), the Company has a successful history of normalizing underperforming school EBITDA margins.  We refer the Staff to the historical and forecasted revenue and EBITDA of the following schools:

•	Columbia
•	Lincoln
•	Mt. Laurel
•	Center City Philadelphia
•	Edison
•	Paramus
•	Somerville
•	Brockton
•	Lowell
•	Marietta
•	Northeast Philadelphia

The operating margins at these schools re-bounded over several years once the Company introduced new curriculum into the campus.  The introduction of new curriculum is a timely process that requires the Company to evaluate current market demand, competition and capital needs.

The Company has not always been successful in achieving expected margin targets at all of its schools.  In 2007, the Company was unsuccessful in turning around three of its campuses and commenced a process to shut-down and phase out those campuses and took the necessary impairment charges in accordance with SAFS 142 and SFAS 144.

Once we introduce new programs into a school, we expect improvement to occur with a 2 to 3 year time frame.  If we are not successful during that time, we will evaluate all options for those campuses including shutting them down.

b.	Similar production processes –

We believe that all of our operating segments have similar production processes.  All of our educational products are created centrally regardless of the curricula. All products for delivery of the curricula are also purchased centrally and delivered to the respective school.  All marketing functions and advertising are centralized at our corporate offices.  Tuition increases are centralized across the company and do not vary greatly and all of our instructors undergo centralized training on how to teach our students.  While we acknowledge that our educational curricula is disperse and encompasses five verticals of education (automotive, skilled trades, hospitality, health sciences and business and IT), our schools are almost all diversified in the educational products they provide our students.  For example, our West Palm Beach campus provides all five educational verticals.  Thus students at this school can be attending any of the aforementioned verticals.  Our Columbia school houses culinary, automotive and skilled trades programs and our Melrose Park school houses automotive, health sciences and skilled trades.  We have numerous educational products within each one of our verticals, and the only determination of what products a school will offer is based on the need and market opportunity within the school’s geographic reach. However, the Company does not budget or produce any operating reports by vertical classification.

The determination of which products will be housed at a particular school is determined centrally at our corporate offices.  Once that determination is made, the school will be provided with the curricula, and instructors will be trained on how to effectively deliver the curricula.  While we acknowledge the fact that the actual classrooms and instructional materials and course work is different for each curricula, we do not believe that means that our production processes are not similar.  Students at traditional colleges and universities take many different classes in their pursuit of an education and a degree.  Students may take biology, English and economics.  While all of these may require different classrooms, instructional materials and methods of delivery, we do not believe that would mean that they would have dissimilar production processes.

V.	Conclusion –

The Company believes its business is delivering educational and career opportunities to our students, and we believe we achieve that through a process that virtually offers identical products and services across our footprint.

Additionally, we believe that our operating segments are not required to be reported separately under the guidance of paragraph 18 of SFAS 131.  Specifically, none of our operating segments revenues, EBITDA (our reported profit or loss) or assets represents more than 10% of our consolidated revenues, EBITDA and assets, and we do not believe information about our operating segments would be useful to the readers of our financial statements.

Based on the information provided herein and under separate cover, the Company believes it has only one reportable segment and that it has complied with the required reporting and disclosure requirements of SFAS No. 131.

The Company will prospectively revise its segment disclosure to read as follows:

Each of the Company’s schools is an operating segment. Our operating segments have been aggregated into one reportable segment because, in the Company’s judgment, the operating segments have similar economic characteristics and are expected to have similar economic characteristics and similar long-term financial performance in the future.  Additionally, each operating segment has similar products, similar production processes, similar types of customers, similar methods of distribution and similar regulatory environment.  The Company believes that disaggregating our operating segments would not provide material additional information.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Stock Incentives, page 11

3.
Comment:  We note your response to comment 10 from our letter dated June 25, 2009.  Please confirm that, in future filings, you will not just list the factors considered but will also discuss how the compensation committee considered the factors and why it determined to award the specific equity incentives to each named executive officer.

Response:  In future filings, we will discuss how the compensation committee considered the factors and why it determined to award the specific equity incentives to each named executive officer.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours, /s/ Cesar Ribeiro Cesar Ribeiro Senior Vice President and Chief Financial Officer